SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                                (Amendment No. 2)

                   America Movil, S.A. de C.V. (the "Issuer")
--------------------------------------------------------------------------------
                                (Name of Issuer)


         American Depositary Shares ("L Share ADSs"), each representing
                         20 Series L Shares ("L Shares")
         American Depositary Shares ("A Share ADSs"), each representing
                        20 Series A Shares ("A Shares")
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                           02364W105 for L Share ADSs1
                           02364W204 for A Share ADSs2
           -----------------------------------------------------------
                                 (CUSIP Number)


                               Rafael Robles Miaja
                         Franck, Galicia y Robles, S.C.
                                Torre del Bosque
                  Boulevard Manuel Avila Camacho No. 24 piso 7
                         Mexico 11000, Distrito Federal
                                 (525) 540-9225
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               September 17, 2001
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                       (Continued on the following pages)
                              (Page 1 of 22 Pages)


------------
1    CUSIP number is for the L Share ADSs only. No CUSIP number exists for the underlying L Shares since such shares are not traded in the United States.

2    CUSIP number is for the A Share ADSs only. No CUSIP number exists for the underlying A Shares since such shares are not traded in the United States.

CUSIP No.  02364W105 L Share ADSs     13D                           Page 2 of 22
           02364W204 A Share ADSs


     1   NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Carlos Slim Helu

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                    (b) [ ]

     3   SEC USE ONLY

     4   SOURCE OF FUNDS
         OO, BK and WC (See Item 3)

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e) [ ]

     6   CITIZENSHIP OR PLACE OF ORGANIZATION
         Mexico

                         7    SOLE VOTING POWER
                              40,000 A Shares and 100,000 L Shares
                              (See Items 5(a) and 5(b))

      NUMBER OF          8    SHARED VOTING POWER
       SHARES                 48,139,030 A Shares and 2,847,743,971 L Shares
    BENEFICIALLY              (See Items 5(a) and 5(b))
      OWNED BY
   EACH REPORTING        9    SOLE DISPOSITIVE POWER
       PERSON                 40,000 A Shares and 100,000 L Shares
        WITH                  (See Items 5(a) and 5(d))

                         10   SHARED DISPOSITIVE POWER
                              48,139,030 A Shares and 2,847,743,971 L Shares
                              (See Items 5(a) and 5(d))

     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,179,030 A Shares and 2,847,843,971 L Shares (See Item 5(a))

     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         15.0% of A Shares and 27.5% of L Shares (See Item 5(a))

     14  TYPE OF REPORTING PERSON
         IN

CUSIP No.  02364W105 L Share ADSs     13D                           Page 3 of 22
           02364W204 A Share ADSs


     1   NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Carlos Slim Domit

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                    (b) [ ]

     3   SEC USE ONLY

     4   SOURCE OF FUNDS
         OO, BK and WC (See Item 3)

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e) [ ]

     6   CITIZENSHIP OR PLACE OF ORGANIZATION
         Mexico

                         7    SOLE VOTING POWER
                              8,132 L Shares
                              (See Items 5(a) and 5(b))

      NUMBER OF          8    SHARED VOTING POWER
       SHARES                 48,139,030 A Shares and 2,847,743,971 L Shares
    BENEFICIALLY              (See Items 5(a) and 5(b))
      OWNED BY
   EACH REPORTING        9    SOLE DISPOSITIVE POWER
       PERSON                 8,132 L Shares
        WITH                  (See Items 5(a) and 5(d))

                        10    SHARED DISPOSITIVE POWER
                              48,139,030 A Shares and 2,847,743,971 L Shares
                              (See Items 5(a) and 5(d))

    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,139,030 A Shares and 2,847,752,103 L Shares (See Item 5(a))

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         15.0% of A Shares and 27.5% of L Shares (See Item 5(a))

    14   TYPE OF REPORTING PERSON
         IN

CUSIP No.  02364W105 L Share ADSs     13D                           Page 4 of 22
           02364W204 A Share ADSs


     1   NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Marco Antonio Slim Domit

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                    (b) [ ]

     3   SEC USE ONLY

     4   SOURCE OF FUNDS
         OO, BK and WC (See Item 3)

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e) [ ]

     6   CITIZENSHIP OR PLACE OF ORGANIZATION
         Mexico

                         7    SOLE VOTING POWER
                              8,132 L Shares
                              (See Items 5(a) and 5(b))

      NUMBER OF          8    SHARED VOTING POWER
       SHARES                 48,139,030 A Shares and 2,847,743,971 L Shares
    BENEFICIALLY              (See Items 5(a) and 5(b))
      OWNED BY
   EACH REPORTING        9    SOLE DISPOSITIVE POWER
       PERSON                 8,132 L Shares
        WITH                  (See Items 5(a) and 5(d))

                        10    SHARED DISPOSITIVE POWER
                               48,139,030 A Shares and 2,847,743,971 L Shares
                               (See Items 5(a) and 5(d))

    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,139,030 A Shares and 2,847,752,103 L Shares (See Item 5(a))

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         15.0% of A Shares and 27.5% of L Shares (See Item 5(a))

    14   TYPE OF REPORTING PERSON
         IN

CUSIP No.  02364W105 L Share ADSs     13D                           Page 5 of 22
           02364W204 A Share ADSs


     1   NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Patrick Slim Domit

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                    (b) [ ]

     3   SEC USE ONLY

     4   SOURCE OF FUNDS
         OO, BK and WC (See Item 3)

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e) [ ]

     6   CITIZENSHIP OR PLACE OF ORGANIZATION
         Mexico

                         7    SOLE VOTING POWER
                              8,134 L Shares
                              (See Items 5(a) and 5(b))

      NUMBER OF          8    SHARED VOTING POWER
       SHARES                 48,139,030 A Shares and 2,847,743,971 L Shares
    BENEFICIALLY              (See Items 5(a) and 5(b))
      OWNED BY
   EACH REPORTING        9    SOLE DISPOSITIVE POWER
       PERSON                 8,134 L Shares
        WITH                  (See Items 5(a) and 5(d))

                        10    SHARED DISPOSITIVE POWER
                              48,139,030 A Shares and 2,847,743,971 L Shares
                              (See Items 5(a) and 5(d))

    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,139,030 A Shares and 2,847,752,105 L Shares (See Item 5(a))

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         15.0% of A Shares and 27.5% of L Shares (See Item 5(a))

    14   TYPE OF REPORTING PERSON
         IN

CUSIP No.  02364W105 L Share ADSs     13D                           Page 6 of 22
           02364W204 A Share ADSs


     1   NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Maria Soumaya Slim Domit

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                    (b) [ ]

     3   SEC USE ONLY

     4   SOURCE OF FUNDS
         OO, BK and WC (See Item 3)

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e) [ ]

     6   CITIZENSHIP OR PLACE OF ORGANIZATION
         Mexico

                         7    SOLE VOTING POWER
                              8,134 L Shares
                              (See Items 5(a) and 5(b))

      NUMBER OF          8    SHARED VOTING POWER
       SHARES                 48,139,030 A Shares and 2,847,743,971 L Shares
    BENEFICIALLY              (See Items 5(a) and 5(b))
      OWNED BY
   EACH REPORTING        9    SOLE DISPOSITIVE POWER
       PERSON                 8,134 L Shares
        WITH                  (See Items 5(a) and 5(d))

                        10    SHARED DISPOSITIVE POWER
                              48,139,030 A Shares and 2,847,743,971 L Shares
                              (See Items 5(a) and 5(d))

    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,139,030 A Shares 2,847,752,105 L Shares (See Item 5(a))

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         15.0% of A Shares and 27.5% of L Shares (See Item 5(a))

    14   TYPE OF REPORTING PERSON
         IN

CUSIP No.  02364W105 L Share ADSs     13D                           Page 7 of 22
           02364W204 A Share ADSs


     1   NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Vanessa Paola Slim Domit

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                    (b) [ ]

     3   SEC USE ONLY

     4   SOURCE OF FUNDS
         OO, BK, WC and PF (See Item 3)

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e) [ ]

     6   CITIZENSHIP OR PLACE OF ORGANIZATION
         Mexico

                         7    SOLE VOTING POWER
                              498,134 L Shares
                              (See Items 5(a) and 5(b))

      NUMBER OF          8    SHARED VOTING POWER
       SHARES                 48,139,030 A Shares and 2,847,743,971 L Shares
    BENEFICIALLY              (See Items 5(a) and 5(b))
      OWNED BY
   EACH REPORTING        9    SOLE DISPOSITIVE POWER
       PERSON                 498,134 L Shares
        WITH                  (See Items 5(a) and 5(d))

                        10    SHARED DISPOSITIVE POWER
                              48,139,030 A Shares and 2,847,743,971 L Shares
                              (See Items 5(a) and 5(d))

    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,139,030 A Shares and 2,848,242,105 L Shares (See Item 5(a))

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         15.0% of A Shares and 27.5% of L Shares (See Item 5(a))

    14   TYPE OF REPORTING PERSON
         IN

CUSIP No.  02364W105 L Share ADSs     13D                           Page 8 of 22
           02364W204 A Share ADSs


     1   NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Johanna Monique Slim Domit

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                    (b) [ ]

     3   SEC USE ONLY

     4   SOURCE OF FUNDS
         OO, BK and WC (See Item 3)

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e) [ ]

     6   CITIZENSHIP OR PLACE OF ORGANIZATION
         Mexico

                         7    SOLE VOTING POWER
                              570,134 L Shares
                              (See Items 5(a) and 5(b))

      NUMBER OF          8    SHARED VOTING POWER
       SHARES                 48,139,030 A Shares and 2,847,743,971 L Shares
    BENEFICIALLY              (See Items 5(a) and 5(b))
      OWNED BY
   EACH REPORTING        9    SOLE DISPOSITIVE POWER
       PERSON                 570,134 L Shares
        WITH                  (See Items 5(a) and 5(d))

                        10    SHARED DISPOSITIVE POWER
                              48,139,030 A Shares and 2,847,743,971 L Shares
                              (See Items 5(a) and 5(d))

    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,139,030 A Shares and 2,848,314,105 L Shares (See Item 5(a))

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         15.0% of A Shares and 27.5% of L Shares (See Item 5(a))

    14   TYPE OF REPORTING PERSON
         IN

CUSIP No.  02364W105 L Share ADSs     13D                           Page 9 of 22
           02364W204 A Share ADSs


     1   NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Carso Global Telecom, S.A. de C.V.

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                    (b) [ ]

     3   SEC USE ONLY

     4   SOURCE OF FUNDS
         OO, BK and WC (See Item 3)

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e) [ ]

     6   CITIZENSHIP OR PLACE OF ORGANIZATION
         Mexico

                         7    SOLE VOTING POWER

      NUMBER OF          8    SHARED VOTING POWER
       SHARES                 48,139,030 A Shares and 2,822,321,935 L Shares
    BENEFICIALLY              (See Items 5(a) and 5(b))
      OWNED BY
   EACH REPORTING        9    SOLE DISPOSITIVE POWER
       PERSON
        WITH            10    SHARED DISPOSITIVE POWER
                              48,139,030 A Shares and 2,822,321,935 L Shares
                              (See Items 5(a) and 5(d))

    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,139,030 A Shares and 2,822,321,935 L Shares (See Item 5(a))

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         15.0% of A Shares and 27.3% of L Shares (See Item 5(a))

    14   TYPE OF REPORTING PERSON
         HC

CUSIP No.  02364W105 L Share ADSs     13D                          Page 10 of 22
           02364W204 A Share ADSs


     1   NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Grupo Carso, S.A. de C.V.

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                    (b) [ ]

     3   SEC USE ONLY

     4   SOURCE OF FUNDS
         OO (See Item 3)

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e) [ ]

     6   CITIZENSHIP OR PLACE OF ORGANIZATION
         Mexico

                         7    SOLE VOTING POWER

      NUMBER OF          8    SHARED VOTING POWER
       SHARES                 6,000,000 L Shares
    BENEFICIALLY              (See Items 5(a) and 5(b))
      OWNED BY
   EACH REPORTING        9    SOLE DISPOSITIVE POWER
       PERSON
        WITH            10    SHARED DISPOSITIVE POWER
                              6,000,000 L Shares
                              (See Items 5(a) and 5(d))

    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000 L Shares (See Item 5(a))

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.1% of L Shares (See Item 5(a))

    14   TYPE OF REPORTING PERSON
         HC

CUSIP No.  02364W105 L Share ADSs     13D                          Page 11 of 22
           02364W204 A Share ADSs


     1   NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Grupo Financiero Inbursa, S.A. de C.V.

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                    (b) [ ]

     3   SEC USE ONLY

     4   SOURCE OF FUNDS
         00 and WC (See Item 3)

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e) [ ]

     6   CITIZENSHIP OR PLACE OF ORGANIZATION
         Mexico

                         7    SOLE VOTING POWER

      NUMBER OF          8    SHARED VOTING POWER
       SHARES                 19,422,036 L Shares
    BENEFICIALLY              (See Items 5(a) and 5(b))
      OWNED BY
   EACH REPORTING        9    SOLE DISPOSITIVE POWER
       PERSON
        WITH            10    SHARED DISPOSITIVE POWER
                              19,422,036 L Shares
                              (See Items 5(a) and 5(d))

    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,422,036 L Shares (See Item 5(a))

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.2% of L Shares (See Item 5(a))

    14   TYPE OF REPORTING PERSON
         HC

Item 1.  No Change.

Item 2.  Identity and Background.

         This Statement is filed pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by the persons listed below (the "Reporting Persons").

         (1) Carlos Slim Helu, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, Maria Soumaya Slim Domit, Vanessa Paola Slim Domit and Johanna Monique Slim Domit (collectively, the "Slim Family"), each of whom is a Mexican citizen, beneficially own, directly and indirectly, a majority of the outstanding voting equity securities of Carso Global Telecom, S.A. de C.V. ("CGT"), Grupo Carso, S.A. de C.V. ("Carso") and Grupo Financiero Inbursa, S.A. de C.V. ("GFI").

         (2) CGT is a sociedad anonima de capital variable organized under the laws of the United Mexican States. CGT is a holding company with interests in the Issuer and other telecommunications companies.

         (3) Carso is a sociedad anonima de capital variable organized under the laws of the United Mexican States. Carso is a holding company with interests in the tobacco, mining, metallurgical and other commercial industries in the operation of restaurants and department stores, and in the production of copper, copper alloys, copper cable, aluminum wires and tires.

         (4) GFI is a sociedad anonima de capital variable organized under the laws of the United Mexican States. GFI is a financial services holding company. GFI owns all of the outstanding voting equity securities of several financial institutions organized in Mexico, including a broker-dealer, a bank, an insurance company and a surety bonding company.

         The names, addresses, occupations and citizenship of the Reporting Persons and the executive officers and directors of each of CGT, Carso and GFI are set forth in Schedule I attached hereto. None of the Reporting Persons nor, to the best of their knowledge, any of the directors or executive officers listed in Schedule I has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Except as set forth below, all of the A Shares and L Shares (and A Share ADSs and L Share ADSs) owned or controlled by the Reporting Persons were acquired as a result of the spin-off (the "Spin-Off") of the Issuer from Telefonos de Mexico, S.A. de C.V., a sociedad anonima de capital variable organized under the laws of the United Mexican States. Since the Spin-Off, (i) CGT has purchased a net amount of 27,798,200 L Shares and a net amount of 2,141,700 A Shares for an aggregate amount of approximately US$26,143,611 and US$1,852,994, respectively, (ii) GFI has purchased a net amount of 1,000,000 L Shares for an aggregate amount of approximately US$626,100, and (iii) Mrs. Vanessa Paola Slim Domit's husband, Mr. Daniel Hajj Aboumrad, has purchased a net amount of 90,000 L Shares for approximately US$56,000. The funds used to purchase such L Shares and A Shares were obtained from the working capital of CGT and GFI, Mr. Aboumrad's personal funds, the issuance of commercial paper of CGT, and unsecured short-term promissory notes made by CGT in favor of Banco Inbursa, S.A., Institucion de Banca Multiple, Grupo Financiero Inbursa, a wholly-owned subsidiary of GFI.

Item 4.  Purpose of Transaction.

         As discussed in Item 4 of the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the "SEC") on May 16, 2001, CGT and SBC International, Inc. ("SBC") are parties to a series of agreements (the "AM Agreements") which govern the ownership and voting of any and all future AA Shares, no par value (collectively, the "AA Shares"), of the Issuer, owned by such parties. As of the date hereof, CGT and, to the best of the Reporting Persons' knowledge, SBC currently own, in the aggregate, approximately 65.7% and 27.8%, respectively, of the issued and outstanding AA Shares.

         Through its direct ownership of A and AA Shares and its power to vote the AA Shares owned by SBC under the AM Agreements, CGT may be deemed to control the Issuer. Except as set forth in this statement, none of the Reporting Persons currently has plans or proposals which relate to or which would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. However, from time to time the Reporting Persons may evaluate the possibility of acquiring additional A Shares and L Shares, disposing of A Shares and L Shares, or entering into corporate transactions involving the Issuer (including, but not limited to, joint ventures and/or other commercial arrangements with the Issuer). The Reporting Persons reserve the right to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule 13D, to the extent deemed advisable by the Reporting Persons.

Item 5.  Interest in Securities of the Issuer.

         (a) The Reporting Persons have the following interests in the A Shares and L Shares:

                                        A Shares(1)                   L Shares(2)
                                 ------------------------    ---------------------------
                                   Number      % of Class       Number        % of Class
                                 ----------    ----------    -------------    ----------
Carlos Slim Helu(3)............  48,179,030       15.0%      2,847,843,971       27.5%
Carlos Slim Domit(4)...........  48,139,030       15.0%      2,847,752,103       27.5%
Marco Antonio Slim Domit(5)....  48,139,030       15.0%      2,847,752,103       27.5%
Patrick Slim Domit(6)..........  48,139,030       15.0%      2,847,752,105       27.5%
Maria Soumaya Slim Domit(7)....  48,139,030       15.0%      2,847,752,105       27.5%
Vanessa Paola Slim Domit(8)....  48,139,030       15.0%      2,848,242,105       27.5%
Johanna Monique Domit(9).......  48,139,030       15.0%      2,848,314,105       27.5%
CGT(10)........................  48,139,030       15.0%      2,822,321,935       27.3%
Carso(11)......................         --        --             6,000,000        0.1%
GFI............................         --        --            19,422,036        0.2%


(1) Based upon 320,170,785 A Shares outstanding as of September 25, 2001. Includes A Shares held in the form of A Share ADSs. Except as otherwise indicated, all A Shares are held in the form of A Shares.

(2) Based upon 9,159,422,081 L Shares outstanding as of September 25, 2001. Includes L Shares held in the form of L Share ADSs. L Share totals and percentages assume that all of the A Shares and 1,149,495,035 AA Shares held by the relevant Reporting Person have been converted into L Shares in accordance with the restrictions set forth in Item 4 of the Schedule 13D filed by the Reporting Persons with the SEC on May 16, 2001. Except as otherwise indicated, all L Shares are held in the form of L Shares.

(3) Includes 40,000 A Shares and 100,000 L Shares owned directly by Carlos Slim Helu, as well as A Shares and L Shares beneficially owned through GFI, Carso and CGT by trusts for the benefit of the Slim Family (the "Family Trust Shares"). All A Shares and L Shares owned by such trusts are deemed to be beneficially owned by each member of the Slim family that is a beneficiary of such trusts. Thus, beneficial ownership of A Shares and L Shares is deemed to be shared by each member of the Slim family.

(4) Includes 8,132 L Shares owned directly by Carlos Slim Domit, as well as the Family Trust Shares.

(5) Includes 8,132 L Shares owned directly by Marco Antonio Slim Domit, as well as the Family Trust Shares.

(6) Includes 8,134 L Shares owned directly by Patrick Slim Domit, as well as the Family Trust Shares.

(7) Includes 8,134 L Shares owned directly by Maria Soumaya Slim Domit, as well as the Family Trust Shares.

(8) Includes 498,134 L Shares owned directly by Vanessa Paola Slim Domit and her spouse, as well as the Family Trust Shares.

(9) Includes 570,134 L Shares owned directly by Johanna Monique Slim Domit and her spouse, as well as the Family Trust Shares.

(10) Assumes that CGT has purchased all of the L Shares that it is obligated to purchase under the Forward Share Purchase Transactions described in
       Item 6 of this statement. Includes 1,532,214,660 L Shares held in the form of L Share ADSs.

(11)   All L Shares owned by Carso are held in the form of L Share ADSs.

         (b) Because the Slim Family beneficially owns a majority of the outstanding voting equity securities of CGT, Carso and GFI, the Slim Family may be deemed to share the power to vote or dispose of, or to direct the voting or disposition of, any A Shares or L Shares owned by such persons. Except as otherwise disclosed herein, none of the Reporting Persons shares voting or disposition power with respect to any of the A Shares or L Shares owned by the Reporting Persons.

         (c) All transactions in A Shares and L Shares effected by the Reporting Persons in the 60-day period preceding the date of this filing are listed in
Schedule II hereto.

         (d) Because the Slim Family beneficially owns a majority of the outstanding voting equity securities of CGT, Carso and GFI, the Slim Family may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any A Shares or L Shares owned by such persons. Except as otherwise disclosed herein, no person other than the Reporting Persons has or will have any right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any A Shares or L Shares owned by the Reporting Persons.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         CGT has entered into matched put and call options pursuant to which it has an option to purchase, and the relevant counterparty has an option to sell, L Shares (in the form of L Share ADSs) on the terms indicated below. Each such option is exercisable only on its maturity date, and may be settled in cash or L Shares.

                                             Number of     Strike Price     Net Aggregate
Counterparty              Maturity Date       L Shares      per L Share       Premiums
------------              -------------       --------      -----------       --------
Chase Manhattan Bank     August 30, 2004     30,000,000      US$1.0826       US$6,142,909
Chase Manhattan Bank     August 30, 2004     21,000,000         1.0306          4,074,841
Chase Manhattan Bank     August 30, 2004     19,000,000         1.0320          3,735,894
Chase Manhattan Bank     August 30, 2004     16,000,000         0.9103          2,775,305
J.P. Morgan              August 30, 2004     14,000,000         0.9582          2,549,144
& Co.

         Additionally, CGT has entered into Forward Share Purchase Transactions pursuant to which it is obligated to buy L Shares (in the form of L Shares ADSs) from a counterparty on the terms specified below. The L Shares that are the subject of each contract listed below were sold to the counterparty at the inception of such contract, but for the purposes of this statement are treated as beneficially owned by CGT.

                                             Number of      Purchase Price
Counterparty           Maturity Date          L Shares        per L Share    Interest Rate
------------           -------------          --------        -----------    -------------
Chase Manhattan Bank   October 29, 2001       40,000,000      US$0.7916      LIBOR + 1.36%
                                                                               per annum
J.P. Morgan            September 18, 2003    190,000,000         0.6145      LIBOR + 1.36%
& Co.                                                                          per annum


         Other than as disclosed herein and in Item 4 of this statement, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to A Shares or L Shares.

Item 7.  Material to be Filed as Exhibits.

         Not applicable.

*    The Powers of Attorney and Joint Filing Agreement filed as exhibits to the
     Schedule 13D filed by the Reporting Persons with the SEC on March 8, 2001 are hereby incorporated herein by reference.

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Carlos Slim Helu

         ----------------------------------

         Carlos Slim Domit                         By: /s/ Eduardo Valdes Acra
                                                       -------------------------
         ----------------------------------            Eduardo Valdes Acra
                                                       Attorney-in-Fact
         Marco Antonio Slim Domit                      October 15, 2001

         ----------------------------------

         Patrick Slim Domit

         ----------------------------------

         Maria Soumaya Slim Domit

         ----------------------------------

         Vanessa Paola Slim Domit

         ----------------------------------

         Johanna Monique Slim Domit

         ----------------------------------

         CARSO GLOBAL
         TELECOM, S.A. DE C.V.

         ----------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact


         GRUPO CARSO, S.A. DE C.V.

         ----------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact


         GRUPO FINANCIERO
         INBURSA, S.A. DE C.V.

         ----------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact

                                   SCHEDULE I

           All of the individuals listed below are citizens of Mexico.



                                 THE SLIM FAMILY
Paseo de las Palmas 736, Colonia Lomas de Chapultepec, 11000 Mexico D.F., Mexico

Name                         Principal Occupation
----                         --------------------

Carlos Slim Helu             Chairman of the Board of Telefonos de Mexico, S.A.
                             de C.V., America Movil, S.A. de C.V. and Carso
                             Global Telecom, S.A. de C.V.

Carlos Slim Domit            Chairman of Grupo Carso, S.A. de C.V. and President
                             of Grupo Sanborns, S.A. de C.V.

Marco Antonio Slim Domit     Chairman of Grupo Financiero Inbursa, S.A. de C.V.

Patrick Slim Domit           Vice President of Massive Markets of Telefonos de
                             Mexico, S.A. de C.V. and Chairman of Ferrosur, S.A.
                             de C.V.

Maria Soumaya Slim Domit     President of Museo Soumaya

Vanessa Paola Slim Domit     Private Investor

Johanna Monique Slim Domit   Private Investor

                       CARSO GLOBAL TELECOM, S.A. de C.V.
    Insurgentes Sur 3500, Col. Pena Pobre Tlalpan, 14060 Mexico D.F., Mexico

Name and Position                                  Principal Occupation
-----------------                                  --------------------

Directors
Carlos Slim Helu (Director and Chairman            Chairman of the Board of Telefonos de Mexico, S.A.
of the Board)                                      de C.V., America Movil, S.A. de C.V. and Carso
                                                   Global Telecom, S.A. de C.V.

Jaime Chico Pardo (Director and Vice Chairman      Chief Executive Officer of Telefonos de Mexico, S.A.
of the Board)                                      de C.V.

Claudio X. Gonzalez Laporte (Director)             Chairman of the Board of Kimberly Clark de Mexico,
                                                   S.A. de C.V.

Jose Kuri Harfush (Director)                       President of Productos Dorel, S.A. de C.V.

Juan Antonio Perez Simon (Director)                Vice-Chairman of Telefonos de Mexico, S.A. de C.V.

Carlos Slim Domit (Director)                       Chairman of Grupo Carso, S.A. de C.V. and President
                                                   of Grupo Sanborns, S.A. de C.V.

Executive Officers

Alejandro Escoto Cano (Chief Financial Officer)    Chief Financial Officer of Carso Global Telecom,
                                                   S.A. de C.V.

                            GRUPO CARSO, S.A. de C.V.
     Insurgentes Sur 3500, Col. Pena Pobre Tlalpan, 14060 Mexico D.F., Mexico

Name and Position                                  Principal Occupation
-----------------                                  --------------------

Directors
Carlos Slim Helu (Director and Chairman Emeritus)  Chairman of the Board of Telefonos de Mexico, S.A.
                                                   de C.V., America Movil, S.A. de C.V. and Carso
                                                   Global Telecom, S.A. de C.V.

Carlos Slim Domit (Director and Chairman of the    Chairman of Grupo Carso, S.A. de C.V. and
Board)                                             President of Grupo Sanborns, S.A. de C.V.

Antonio Cosio Arino (Director)                     Independent Investor

Fernando G. Chico Pardo (Director)                 President of Promecap, S.C.

Jaime Chico Pardo (Director)                       Chief Executive Officer of Telefonos de Mexico,
                                                   S.A. de C.V.

Claudio X. Gonzalez Laporte (Director)             Chairman of the Board of Kimberly Clark de Mexico,
                                                   S.A. de C.V.

Rafael Moises Kalach Mizrahi (Director)            President of Grupo Kaltex, S.A. de C.V.

Jose Kuri Harfush (Director)                       President of Productos Dorel, S.A. de C.V.

Juan Antonio Perez Simon (Director)                Vice-Chairman of Telefonos de Mexico, S.A. de C.V.

Bernardo Quintana Isaac (Director)                 Chairman of the Board and President of Empresas ICA
                                                   Sociedad Controladora, S.A. de C.V.

Patrick Slim Domit (Director)                      Vice President of Massive Markets of Telefonos de
                                                   Mexico, S.A. de C.V. and Chairman of Ferrosur, S.A.
                                                   de C.V.

Agustin Santamarina Vazquez (Director)             Of Counsel of Santamaria y Steta, S.C.

Executive Officers

Humberto Gutierrez-Olvera Zubizarreta              President of Grupo Carso, S.A. de C.V. and
(President)                                        President of Condumex, S.A. de C.V.

                     GRUPO FINANCIERO INBURSA, S.A. de C.V.
    Paseo de las Palmas 736, Col. Lomas Chapultepec, 11000 Mexico D.F., Mexico

Name and Position                                  Principal Occupation
-----------------                                  --------------------

Directors
Carlos Slim Helu (Chairman Emeritus)               Chairman of the Board of Telefonos de
                                                   Mexico, S.A. de C.V., America Movil, S.A.
                                                   de C.V. and Carso Global Telecom, S.A. de
                                                   C.V.

Marco Antonio Slim Domit                           Chairman of Grupo Financiero Inbursa,
(Chairman of the Board)                            S.A. de C.V.

Eduardo Valdes Acra                                Chief Executive Officer of Inversora
(Vice-Chairman of the Board)                       Bursatil, S.A. de C.V.

Antonio Cosio Arino (Director)                     Independent Investor

Angeles Espinosa Yglesias (Director)               Independent Investor

Agustin Franco Macias (Director)                   Chairman of Infra, S.A. de C.V.

Claudio X. Gonzalez Laporte (Director)             Chairman of the Board of Kimberly Clark
                                                   de Mexico, S.A. de C.V.

Jose Antonio Chedraui Obeso (Director)             President of Grupo Comercial Chedraui,
                                                   S.A. de C.V.

Juan Antonio Perez Simon (Director)                Vice-Chairman of Telefonos de Mexico,
                                                   S.A. de C.V.

David Ibarra Munoz (Director)                      Independent Economist

Mr. Carlos Fernandez Gonzalez (Director)           General Manager and Vice-President of
                                                   Grupo Modelo, S.A. de C.V.

Executive Officers

Marco Antonio Slim Domit (President)               Chairman of Grupo Financiero Inbursa, S.A.
                                                   de C.V.

                                   SCHEDULE II

         For the period beginning 60 days prior to the event that requires the filing of this statement and on the date of this filing, the Reporting Persons set forth below effected the following transactions in L Shares on the Mexican Stock Exchange. The prices below reflect the average consideration paid or received (in US$ based upon the Fixed Rate published by the Banco de Mexico on the day preceeding the trade date) per L Share on the relevant trade date.

                       Type of                              Number       Average Price Per
Reporting Person     Transaction        Trade Date        of L Shares         L Share
----------------     -----------    ------------------    -----------    -----------------
CGT                  Sale           August 15, 2001        2,000,000         US$0.9698
Vanessa Paola Slim   Purchase       September 17, 2001        90,000            0.6218
Domit
GFI                  Purchase       September 24, 2001     1,000,000            0.6261